PetroLogistics LP
PetroLogistics Finance Corp.
PL Propylene LLC
600 Travis Street, Suite 3250
Houston, Texas 77002

December 17, 2013

Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PetroLogistics LP
Registration Statement on Form S-4, initially filed on November 22, 2013
File No. 333-192494

Dear Ms. Long:

Set forth below are the responses of PetroLogistics LP (the “Partnership”), PetroLogistics Finance Corp. (“Finance Corp.”) and PL Propylene LLC (the “Initial Guarantor”) and, together with the Partnership and Finance Corp, the “Registrants”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 11, 2013, with respect to the above-captioned filing (as amended, the “Registration Statement”).  Concurrently with the delivery of this letter to you, the Registrants are filing Amendment No. 1 to the Registration Statement to respond to the Staff’s comments (the “Amendment”).

For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amendment.

General

1.	We note that you are registering the 6.25% Senior Notes and Guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

December 17, 2013

Response:  Concurrently with the electronic submission of the Amendment, the Registrants are providing a supplemental letter via EDGAR stating that the Registrants are registering the exchange offer with respect to the 6.25% Senior Notes (the “Senior Notes”) in reliance on the Staff’s position in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters.  This supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	We note that the notes are being issued by PetroLogistics LP and its wholly-owned finance subsidiary, PetroLogistics Finance Corp. and guaranteed by PL Propylene LLC. Please provide the financial statements required by Rule 3-10(a)(1) of Regulation S-X or tell us which paragraph(s) of Rule 3-10 you are relying upon and how you concluded that the paragraph(s) was applicable. Please also provide the narrative disclosures required by the applicable paragraph(s) of Rule 3-10 as appropriate. Please note that these disclosures must be provided in an audited footnote.

Response:  The Registrants respectfully submit that they are relying on paragraph (d) of Regulation S-X, Rule 3-10 (“Rule 3-10”), and their analysis of compliance with Rule 3-10, with respect to the issuance of the Senior Notes is as follows.

The Partnership and Finance Corp are co-issuers of the Senior Notes.  Finance Corp is a wholly-owned direct subsidiary of the Partnership that was incorporated for the purpose of serving as a co-issuer of the Senior Notes.  Finance Corp has no assets or cash flows and does not conduct any operations.  As a result, Finance Corp will not participate in servicing the interest and principal obligations of the Senior Notes.  By definition, Finance Corp is a finance subsidiary (as defined in paragraph (h)(7) of Rule 3-10).

The Senior Notes are guaranteed by the Initial Guarantor, which is a wholly-owned subsidiary of the Partnership and the borrower under the Partnership’s revolving credit facility.

The Registrants acknowledge the general requirement that an issuer of a registered security (such as the Senior Notes) that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.  There are several exceptions to the general rule, one of which relates to a subsidiary issuer (in this case, Finance Corp) of securities guaranteed by the parent company (the Partnership) and one or more other subsidiaries of the parent.  Paragraph (d) of Rule 3-10 states:

When a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantors if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

December 17, 2013

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for the periods specified by §210.3–01 and §210.3–02 and include, in a footnote, condensed consolidating financial information for the same periods.

The third note to paragraph (d) of Rule 3-10 states that paragraph (d) is also applicable if the subsidiary issuer co-issued the security, joint and severally, with the parent company.  Therefore, the exception in paragraph (d) applies to the Senior Notes, which were co-issued by Finance Corp and the Partnership.

Addressing each condition set forth in paragraph (d) above,

(1)	True. Finance Corp and the Initial Guarantor are 100% owned by the Partnership;

(2)	True. The Initial Guarantor’s guarantee is full and unconditional, subject to customary release provisions contained in the indenture, as discussed in the Registrants’ response to comment 5 from the Staff below;

(3)	Not applicable. The Initial Guarantor is currently the only guarantor of the Senior Notes, however, if future subsidiaries of the Partnership guarantee the Senior Notes, as contemplated in the indenture, the guarantees by the Initial Guarantor and any such future subsidiary guarantor will be joint and several; and

(4)	True. The Partnership’s consolidated financial statements have been filed for all required periods, but have not previously been required to include condensed consolidating financial information.

The fifth note to paragraph (d) states, “Instead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are full and unconditional, and all of the guarantees are joint and several.  The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of [Rule 3-10].”

December 17, 2013

Paragraph (i)(9) of Rule 3-10 requires disclosure of any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.  The Partnership has no such restrictions to disclose.

Paragraph (i)(10) of Rule 3-10 requires disclosures prescribed by § 210.4-08(e)(3) with respect to the subsidiary issuers and subsidiary guarantors.  Section 210.4-08(e)(3) requires disclosure of similar restrictions except as they apply to both consolidated and unconsolidated subsidiaries if certain thresholds are met.  Regardless of thresholds, none of the Partnership’s subsidiaries have any restrictions on their ability to transfer funds to the parent.

Based on this analysis, the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q are not required to include the financial statements of Finance Corp or the Initial Guarantor, because the exception in paragraph (d) of Rule 3-10 applies to the issuance of the Senior Notes.  Furthermore, the notes to the consolidated financial statements may omit the condensed consolidating financial information required by paragraph (d).

The Registrants have revised the Registration Statement to include disclosure substantially similar to the following under the heading “Description of Notes”:

“The Senior Notes are unsecured obligations of the Partnership and Finance Corp. Finance Corp is a finance subsidiary that is wholly-owned by the Partnership.  Finance Corp and the Partnership do not have any material independent assets or operations.  The Senior Notes are fully and unconditionally guaranteed, subject to certain customary release provisions contained in the indenture, on a senior unsecured basis by the Initial Guarantor and will be jointly and severally guaranteed by our future domestic restricted subsidiaries, subject to certain exceptions.  There are no significant restrictions on the ability of the Partnership to obtain funds from its subsidiaries by dividend or loan.”

The Partnership undertakes to include the narrative information set forth in the paragraph above in accordance with Note 5 of Rule 3-10(d) of Regulation S-X and paragraphs (i)(9) and (i)(10) of Rule 3-10 in the audited consolidated financial statements of the Partnership that are filed with the Partnership’s annual report on Form 10-K for the year ended December 31, 2013 and in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that the Partnership files with the Commission.

December 17, 2013

3.	Please disclose that PL Propylene LLC is 100% owned by PetroLogistics LP, if accurate.

Response: The Registrants have revised the Registration Statement as requested to disclose that the Initial Guarantor is a wholly-owned subsidiary of the Partnership.  See the Prospectus cover page and pages 1, 5, and 22 of the Amendment.

Prospectus Cover Page

4.	Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security.

Response: The Registrants have revised the Prospectus cover page as requested.

Prospectus Summary, page 2

The Exchange Offer, page 5

5.	We note your disclosure stating that the guarantees are full and unconditional. Please revise your disclosure to clarify that the guarantees are subject to customary release provisions, to the extent accurate. Please include similar disclosure elsewhere in the prospectus where you state that the guarantees are full and unconditional, and also provide a description of the release provisions.

Response: The Registrants have revised the Registration Statement accordingly to state that the guarantee of Initial Guarantor is, and that guarantees of future subsidiary guarantors, will be, full and unconditional, subject to customary release provisions.  See the Prospectus cover page and pages 5, 22 and 24 of the Amendment.

The Registration Statement discloses the circumstances under which a subsidiary guarantor's guarantee of the notes will be released. See pages 24 and 25 of the Amendment.

December 17, 2013

Undertakings, page II-2

6.	Please remove the undertaking from Item 512(e) of Regulation S-K as it does not appear applicable to the registration statement.

Response: The Registrants have revised the Registration Statement accordingly.  See Part II of the Amendment.

Exhibit 5.1

7.	We note that the indenture is governed by the laws of the state of New York. As counsel’s opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law. Please refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 2011).

Response: Vinson & Elkins L.L.P. has revised its opinion accordingly to indicate that it covers the laws of the State of New York.  Please see Exhibit 5.1 to the Amendment.

December 17, 2013

If you have any questions or require any additional information, please do not hesitate to contact me (713-255-5984), or John P. Johnston (212-237-0039) or Christian Mathiesen (212-237-0027), at Vinson & Elkins L.L.P.

Very truly yours,

/s/ Richard Rice
Richard Rice

cc:          James J. Fox
John P. Johnston
Christian Mathiesen